MASSIMO GROUP

3101 W Miller Road

Garland, TX 75041

(877) 881-6376

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Massimo Group

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-276095

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 8, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on February 12, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Adam Berkaw at (917) 648-1672 of Ellenoff Grossman & Schole LLP.

[Signature Page Follows]

Very truly yours,

MASSIMO GROUP

By:	/s/ David Shan
Name:	David Shan
Title:	Chief Executive Officer

cc:	David Shan, Massimo Group
Yunhao Chen, Massimo Group
Adam Berkaw, Ellenoff Grossman & Schole LLP
Richard Anslow, Ellenoff Grossman & Schole LLP

[Signature Page to Massimo Group Withdrawal of Acceleration Request]